EXHIBIT 99.1

NEWS RELEASE

OTC BB: MGWSF   Cusip: #585168 107

MegaWest Announces Strategic Agreement with Iroquois Capital Opportunity Fund

Calgary, Alberta; August 31, 2009 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, announced today that it has signed agreements with investors (the “Investors”) led Iroquois Capital Opportunity Fund, L.P., (“ICO Fund”) as the lead investor and with Mega Partners 1, LLC (“MP1”) of which ICO Fund is a member for a multi-faceted plan to recapitalize the Company and enable the restart of oil production at its Missouri enhanced recovery projects.

The Investors will become significant shareholders in the Company through the purchase of US$2.2 million of Series A Convertible Preferred Shares and MP1 will become a 10% working interest partner in the two existing Missouri projects which have a combined design capacity of 1,000 barrels of oil per day, and up to a 20% working interest partner in future development on 15,313 acres of the Company’s oil and gas leases located in Missouri and Kansas (the “Deerfield Area”).  The proceeds from the initial funding and working interest sale will be used to restart both projects and restore production.  This is a strategic, long-term relationship between the Investors, MP1 and the Company involving options for future financing, options for future working interest participation, and cooperation with Iromad LLC (“Iromad”), a world-class technology company.  It is expected that this technical cooperation will lead to process and technical improvements that will result in higher economic return and increased recovery of oil from these leases. Restoration of production at the existing plants, continued high oil prices, and access to additional capital will lead to the construction of additional plants in the area.

The Company signed agreements with the Investors and MP1, the significant terms of which are as follows:

•	The Company sold a 10% working interest in the Deerfield Area for US$2,000,000 to MP1.

•	MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area.

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The Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of $100 each (the “Series A Preferred Shares”), for gross proceeds of US$2,200,000.  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After 12 months from the date of issue, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

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In conjunction with the Series A Preferred Share issuance, the Company has also issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

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Until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

 “ICO Fund brings a great deal to the table, including a strong technical team in Iromad, who will be providing consulting services to MegaWest.  Iromad’s team is well known for its expertise in the delivery of technologies for the enhanced development of mature assets and non-conventional oil and gas projects, providing cutting edge solutions to issues faced by national oil companies and independent petroleum producers such as MegaWest. We are pleased to have arrived at a refinancing solution which is significantly less dilutive to our shareholders than a pure equity raise, and are excited about getting back to the business of producing oil,” said MegaWest President Bill Thornton.

ICO Fund Managing Partner Scot Cohen said “We are excited at the potential from restarting and ramping production at the Marmaton River and Grassy Creek projects in Missouri and building additional production plants throughout the Deerfield Area leases in the future.”

About Iroquois Capital Opportunity Fund, L.P.

Iroquois Capital Opportunity Fund, L.P. (“ICO Fund”) is a private equity fund focused on investments in the oil and gas industry. ICO Fund invests in low risk oil and gas assets and in technologies that increase production, improve recovery factor and reduce costs to apply these technologies to change the economics of the targeted assets. The fund is managed by a seasoned team that includes former senior national oil company executives, former senior oil service executives, oilfield technology venture capitalists and financiers experienced at structuring investments in the oil and gas industry.

About Iromad LLC

Iromad was formed through the convergence of veteran oil and gas professionals, innovative technologists, leading entrepreneurs, and experienced investment professionals. Iromad’s vision is to facilitate the delivery of technologies for the enhanced development of mature assets and unconventional hydrocarbons, providing cutting-edge solutions to issues faced by national oil companies and independent petroleum producers.  Iromad focuses on solutions that will increase recoverable reserves, enhance production, and reduce lifting costs. This demands a long-term perspective, breadth and depth of expertise, and solid project management in order to outlast the cyclic nature of oil and gas commodity markets.

R. William Thornton
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:
George T. Stapleton, II, Chairman of the Board Telephone: 281.499.7498 R. William (Bill) Thornton, President and CEO Telephone: 403.984.6342	Suite 800, 926 – 5th Avenue SW Calgary, AB T2P 0N7 Email: investor.relations@megawestenergy.com Website: www.megawestenergy.com
Iroquois Capital Opportunity Fund, L.P. Telephone: 212.974.3070	641 Lexington Avenue, 26th Floor New York, NY 10022

Forward-Looking Statements
This press release contains forward-looking information and statements including opinions, assumptions, estimates and expectations of future employee retention.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.